Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated March 27, 2025 in this Registration Statement on Form S-1 of Healthy Choice Wellness Corp., with respect to our audit of the Healthy Choice Wellness Corp.’s consolidated financial statements as of December 31, 2024 and for the year then ended, which appears in the Prospectus as part of this Registration Statement.

Our report on Healthy Choice Wellness Corp.’s consolidated financial statements includes an emphasis of matter paragraph related to Healthy Choice Wellness Corp.’s recurring losses from operations and its net working capital deficit, and management’s plans to mitigate these matters.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

Hudson, New York

July 1, 2025